UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2026

Stefan J. Murry
Chief Financial Officer
Applied Optoelectronics, Inc.
13139 Jess Pirtle Blvd.
Sugar Land, Texas 77478

Re: Applied Optoelectronics, Inc.
Form 10-K for the Year Ended December 31, 2025
Filed February 26, 2026
File No. 001-36083

Dear Stefan J. Murry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing